UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

UNIGENE LABORATORIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

904753100

(CUSIP Number)

Scott R. Zemnick, Esq.

Victory Park Capital Advisors, LLC

227 W. Monroe Street, Suite 3900

Chicago, Illinois 60606

(312) 705-2786

Copy to:

Mark R. Grossmann, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Suite 1900

Chicago, Illinois 60661

(312) 902-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON Victory Park Credit Opportunities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,307,948 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,307,948 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,307,948 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of (i) 4,856,750 shares of Common Stock held by Victory Park Credit Opportunities, L.P. and (ii) 44,451,198 shares of Common Stock issuable to Victory Park Credit Opportunities, L.P. upon conversion of the Reissued Delaware Fund Note (as defined herein) prior to the filing of the Charter Amendment (as defined below). As of the date hereof, the Issuer lacked sufficient authorized shares of Common Stock to deliver all of the shares of Common Stock to be issued to the holders of the Existing Convertible Notes (as defined herein) upon conversion of the Existing Convertible Notes. Pursuant to the terms and subject to the conditions set forth in the First Amendment (as defined herein), the Issuer is required to seek stockholder approval to amend its certificate of incorporation to increase the number of authorized shares to at least 650,000,000 shares (the “Charter Amendment”). Pursuant to the terms of each of the Existing Convertible Notes, prior to the filing of the Charter Amendment, the Issuer is not obligated to, nor shall, issue any shares of Common Stock upon any conversion of the Reissued Delaware Fund Note in excess of 44,451,198, which represents the number of shares of Common Stock that is currently required to be reserved for conversions of the Convertible Notes and allocated to the holder of the Reissued Delaware Fund Note in accordance with the Amended and Restated Financing Agreement (as defined herein), as amended by the First Amendment and the Second Amendment. If the Charter Amendment had been filed as of the date hereof, an aggregate of 84,861,255 shares of Common Stock would be issuable to Victory Park Credit Opportunities, L.P. as of the date hereof upon conversion of the Reissued Delaware Fund Note.
(2)	Based on 95,978,952 outstanding shares of the Common Stock of the Issuer as of April 30, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013, as filed with the Securities and Exchange Commission on May 14, 2013.

1	NAMES OF REPORTING PERSON Victory Park Credit Opportunities Intermediate Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,561,294 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,561,294 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,561,294 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.2% (4)
14	TYPE OF REPORTING PERSON PN

(3)	Consists of (i) 4,290,714 shares of Common Stock held by Victory Park Credit Opportunities Intermediate Fund, L.P. and (ii) 39,270,580 shares of Common Stock issuable to Victory Park Credit Opportunities Intermediate Fund, L.P. upon conversion of the Reissued Cayman Fund Note (as defined herein) prior to the filing of the Charter Amendment. As of the date hereof, the Issuer lacked sufficient authorized shares of Common Stock to deliver all of the shares of Common Stock to be issued to the holders of the Existing Convertible Notes upon conversion of the Existing Convertible Notes. Pursuant to the terms and subject to the conditions set forth in the First Amendment, the Issuer is required to seek stockholder approval of the Charter Amendment. Pursuant to the terms of each of the Existing Convertible Notes, prior to the filing of the Charter Amendment, the Issuer is not obligated to, nor shall, issue any shares of Common Stock upon any conversion of the Reissued Cayman Fund Note in excess of 39,270,580, which represents the number of shares of Common Stock that is currently required to be reserved for conversions of the Existing Convertible Notes and allocated to the holder of the Reissued Cayman Fund Note in accordance with the Amended and Restated Financing Agreement, as amended by the First Amendment and the Second Amendment. If the Charter Amendment had been filed as of the date hereof, an aggregate of 74,970,998 shares of Common Stock would be issuable to Victory Park Credit Opportunities Intermediate Fund, L.P. as of the date hereof upon conversion of the Reissued Cayman Fund Note.
(4)	See footnote 2.

1	NAMES OF REPORTING PERSON VPC Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,671,920 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 47,671,920 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,671,920 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% (6)
14	TYPE OF REPORTING PERSON PN

(5)	Consists of (i) 19,553,328 shares of Common Stock issuable to VPC Fund II, L.P. upon conversion of the Reissued VPC Onshore Fund Note (as defined herein) prior to the filing of the Charter Amendment, (ii) 14,024,147 shares of Common Stock issuable to VPC Fund II, L.P. upon conversion of the First Amendment VPC Onshore Fund Note (as defined herein) prior to the filing of the Charter Amendment, (iii) 8,516,667 shares of Common Stock issuable to VPC Fund II, L.P. upon conversion of the Second Amendment Note (as defined herein) and (iv) 5,577,778 shares of Common Stock issuable to VPC Fund II, L.P. upon conversion of the Re-Loan Note (as defined herein). As of the date hereof, the Issuer lacked sufficient authorized shares of Common Stock to deliver all of the shares of Common Stock to be issued to the holders of the Existing Convertible Notes upon conversion of the Existing Convertible Notes. Pursuant to the terms and subject to the conditions set forth in the First Amendment, the Issuer is required to seek stockholder approval of the Charter Amendment. Prior to the filing of the Charter Amendment, (a) the Issuer is not obligated to, nor shall, issue any shares of Common Stock upon any conversion of the Reissued VPC Onshore Fund Note in excess of 19,553,328, which represents the number of shares of Common Stock that is currently required to be reserved for conversions of the Convertible Notes and allocated to the holder of the Reissued VPC Onshore Fund Note in accordance with the Amended and Restated Financing Agreement, as amended by the First Amendment and the Second Amendment, and (b) the Issuer is not obligated to, nor shall, issue any shares of Common Stock upon any conversion of the First Amendment VPC Onshore Fund Note in excess of 14,024,147, which represents the number of shares of Common Stock that is currently required to be reserved for conversions of the Convertible Notes and allocated to the holder of the First Amendment VPC Onshore Fund Note in accordance with the Amended and Restated Financing Agreement, as amended by the First Amendment and the Second Amendment. If the Charter Amendment had been filed as of the date hereof, (x) an aggregate of 37,329,026 shares of Common Stock would be issuable to VPC Fund II, L.P. as of the date hereof upon conversion of the Reissued VPC Onshore Fund Note, and (y) an aggregate of 89,306,667 shares of Common Stock would be issuable to VPC Fund II, L.P. as of the date hereof upon conversion of the First Amendment VPC Onshore Fund Note. The Issuer is required to reserve and keep available, solely for any conversions of the Second Amendment Note and the Re-Loan Note, the number of shares of Common Stock issuable upon conversion of the Second Amendment Note and the Re-Loan Note.
(6)	See footnote 2.

1	NAMES OF REPORTING PERSON VPC Intermediate Fund II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,306,456 (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,306,456 (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,306,456 (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (8)
14	TYPE OF REPORTING PERSON PN

(7)	Consists of 23,306,456 shares of Common Stock issuable to VPC Intermediate Fund II (Cayman), L.P. upon conversion of the Reissued VPC Offshore Fund Note (as defined herein) prior to the filing of the Charter Amendment. As of the date hereof, the Issuer lacked sufficient authorized shares of Common Stock to deliver all of the shares of Common Stock to be issued to the holders of the Existing Convertible Notes upon conversion of the Existing Convertible Notes. Pursuant to the terms and subject to the conditions set forth in the First Amendment, the Issuer is required to seek stockholder approval of the Charter Amendment. Pursuant to the terms of each of the Existing Convertible Notes, prior to the filing of the Charter Amendment, the Issuer is not obligated to, nor shall, issue any shares of Common Stock upon any conversion of the Reissued VPC Offshore Fund Note in excess of 23,306,456, which represents the number of shares of Common Stock that is currently required to be reserved for conversions of the Convertible Notes and allocated to the holder of the Reissued VPC Offshore Fund Note in accordance with the Amended and Restated Financing Agreement, as amended by the First Amendment and the Second Amendment. If the Charter Amendment had been filed as of the date hereof, an aggregate of 44,494,080 shares of Common Stock would be issuable to VPC Intermediate Fund II (Cayman), L.P. as of the date hereof upon conversion of the Reissued VPC Offshore Fund Note.
(8)	See footnote 2.

1	NAMES OF REPORTING PERSON Victory Park GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 92,869,242 (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 92,869,242 (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,869,242 (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (10)
14	TYPE OF REPORTING PERSON OO

(9)	See footnotes 1 and 3. As the general partner of each of Victory Park Credit Opportunities, L.P. and Victory Park Credit Opportunities Intermediate Fund, L.P., Victory Park GP, LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (as defined herein) held by each of Victory Park Credit Opportunities, L.P. and Victory Park Credit Opportunities Intermediate Fund, L.P.
(10)	See footnote 2.

1	NAMES OF REPORTING PERSON Victory Park GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,978,376 (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,978,376 (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,978,376 (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5% (12)
14	TYPE OF REPORTING PERSON OO

(11)	See footnotes 5 and 7. As the general partner of each of VPC Fund II, L.P. and VPC Intermediate Fund II (Cayman), L.P., Victory Park GP II, LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares held by each of VPC Fund II, L.P. and VPC Intermediate Fund II (Cayman), L.P.
(12)	See footnote 2.

1	NAMES OF REPORTING PERSON Victory Park Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 163,847,618 (13)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 163,847,618 (13)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,847,618 (13)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4% (14)
14	TYPE OF REPORTING PERSON OO

(13)	See footnotes 1, 3, 5 and 7. As the investment manager of each of Victory Park Credit Opportunities, L.P., Victory Park Credit Opportunities Intermediate Fund, L.P., VPC Fund II, L.P. and VPC Intermediate Fund II (Cayman), L.P., Victory Park Capital Advisors, LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares, excluding the Option Shares (as defined herein).
(14)	See footnote 2.

1	NAMES OF REPORTING PERSON RNL VPC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 163,847,618 (15)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 163,847,618 (15)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,847,618 (15)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4% (16)
14	TYPE OF REPORTING PERSON OO

(15)	See footnotes 1, 3, 5 and 7. As the sole manager of each of Victory Park GP, LLC and Victory Park GP II, LLC, RNL VPC, LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares, excluding the Option Shares.
(16)	See footnote 2.

1	NAMES OF REPORTING PERSON Jacob Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 163,847,618 (17)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 163,847,618 (17)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,847,618 (17)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%(18)
14	TYPE OF REPORTING PERSON OO

(17)	See footnotes 1, 3, 5 and 7. As the manager of Victory Park Capital Advisors, LLC, Jacob Capital, L.L.C. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares, excluding the Option Shares.
(18)	See footnote 2.

1	NAMES OF REPORTING PERSON Richard Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,000 (19)
	8	SHARED VOTING POWER 163,847,618 (20)
	9	SOLE DISPOSITIVE POWER 225,000 (19)
	10	SHARED DISPOSITIVE POWER 163,847,618 (20)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,072,618 (20)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%(21)
14	TYPE OF REPORTING PERSON IN

(19)	Consists of the Option Shares.

(20)	See footnotes 1, 3, 5 and 7. By virtue of Richard Levy’s positions as sole member of Jacob Capital, L.L.C. and sole manager of RNL VPC, LLC, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares, excluding the Option Shares.
(21)	See footnote 2.

This Amendment No. 9 (this “Amendment No. 9”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2010 (the “Original Filing”), as amended by Amendment No. 1 filed on August 27, 2010 (“Amendment No. 1”), Amendment No. 2 filed on January 26, 2011 (“Amendment No. 2”), Amendment No. 3 filed on July 11, 2011 (“Amendment No. 3”), Amendment No. 4 filed on June 8, 2012 (“Amendment No. 4”), Amendment No. 5 filed on July 19, 2012 (“Amendment No. 5”), Amendment No. 6 filed on October 5, 2012 (“Amendment No. 6”), Amendment No. 7 filed on April 12, 2013 (“Amendment No. 7”), Amendment No. 8 filed on May 3, 2013 (“Amendment No. 8” and, together with the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Schedule 13D”), on behalf of (i) Victory Park Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Credit Opportunities Fund”); (ii) Victory Park Credit Opportunities, L.P., a Delaware limited partnership (the “Delaware Fund”); (iii) Victory Park Credit Opportunities Intermediate Fund, L.P., a Cayman Islands exempted limited partnership (the “Cayman Fund”); (iv) VPC Fund II, L.P., a Delaware limited partnership (the “VPC Onshore Fund”); (v) VPC Intermediate Fund II (Cayman), L.P., a Cayman Islands exempted limited partnership (the “VPC Offshore Fund”); (vi) Victory Park GP, LLC, a Delaware limited liability company (“GP I”); (vii) Victory Park GP II, LLC, a Delaware limited liability company (“GP II”); (viii) Victory Park Capital Advisors, LLC, a Delaware limited liability company (“Capital Advisors”); (ix) Jacob Capital, L.L.C., an Illinois limited liability company (“Jacob Capital”); (x) RNL VPC, LLC, a Delaware limited liability company (“RNL VPC”); and (xi) Richard Levy. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

As disclosed in the Original Filing, the original Convertible Note, in the principal amount of $33,000,000.00, was issued by the Issuer to the Credit Opportunities Fund on March 17, 2010. As disclosed in Amendment No. 1, as of July 28, 2010, the Credit Opportunities Fund and the VPC Onshore Fund entered into an Assignment and Assumption Agreement (the “July 2010 Convertible Note Transfer Agreement”) pursuant to which, on the date thereof, the Credit Opportunities Fund transferred and assigned to the VPC Onshore Fund a portion of the original Convertible Note equal to $7,103,393.84 in principal amount, plus $396,606.16 in payment-in-kind interest accrued thereon through the date of the July 2010 Convertible Note Transfer Agreement, for total consideration of $7,500,000.00 in cash (collectively, the “July 2010 Convertible Note Transfer”). In connection with the July 2010 Convertible Note Transfer, the Issuer issued to the Credit Opportunities Fund a Senior Secured Convertible Note, in the original principal amount of $25,896,606.16 (in the form of the Original Note) (the “Initial Credit Opportunities Note”), in replacement of the original Convertible Note, and the Issuer issued to the VPC Onshore Fund a Senior Secured Convertible Note, in the original principal amount of $7,103,393.84 (in the form of the original Convertible Note) in replacement of the original Convertible Note (the “Initial VPC Note”).

As disclosed in Amendment No. 2, as of December 22, 2010, the Credit Opportunities Fund and the VPC Onshore Fund entered into an Assignment and Assumption Agreement (the “December 2010 Convertible Note Transfer Agreement”) pursuant to which, on the date thereof, the Credit Opportunities Fund transferred and assigned to the VPC Onshore Fund an additional portion of the original Convertible Note equal to $4,850,000.00 in principal amount (with such principal amount being transferred at 112.03% of such principal amount), plus $565,833.33 in payment-in-kind interest accrued thereon through the date of the December 2010 Convertible Note Transfer Agreement, for total consideration of $5,999,311.43 in cash (collectively, the “December 2010 Convertible Note Transfer”). In connection with the December 2010 Convertible Note Transfer, the Issuer issued to the Credit Opportunities Fund a Senior Secured Convertible Note, in the original principal amount of $21,046,606.16 (in the form of the original Convertible Note) in replacement of the Initial Credit Opportunities Note (the “Replacement Credit Opportunities Note”), and the Issuer issued to the VPC Onshore Fund a Senior Secured Convertible Note, in the original principal amount of $11,953,393.84 (in the form of the original Convertible Note) in replacement of the Initial VPC Note (the “Replacement VPC Note”).

As disclosed in Amendment No. 3, (i) on March 17, 2011, pursuant to the terms of the original Convertible Note, an aggregate of $3,200,838.02 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Replacement Credit Opportunities Note, and an aggregate of $1,817,911.98 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Replacement VPC Note; (ii) a stock option to purchase 75,000 shares of Common Stock (the “2010 Option”), granted to Mr. Levy by the Issuer on August 11, 2010 became exercisable on April 30, 2011; and (iii) as of June 30, 2011, the VPC Onshore Fund and the VPC Offshore Fund entered into an Assignment and Assumption Agreement (the “June 2011 Convertible Note Transfer Agreement”) pursuant to which, on the date thereof, the VPC Onshore Fund transferred and assigned to the VPC Offshore Fund a portion of the Replacement VPC Note equal to $6,750,000.00 in principal amount (with such principal amount, which included capitalized interest through March 16, 2011, being transferred at 167.11% of such principal amount), plus $298,125.00 in payment-in-kind interest accrued thereon from March 17, 2011 through the date of the June 2011 Convertible Note Transfer Agreement, for total consideration of $11,578,055.62 in cash (collectively, the “June 2011 Convertible Note Transfer”). In connection with the June 2011 Convertible Note Transfer, the Issuer issued to the Credit Opportunities Fund a Senior Secured Convertible Note, in the original principal amount of $24,247,444.18 (in the form of the original Convertible Note) in replacement of the Replacement Credit Opportunities Note (the “Second Replacement Credit Opportunities Note”), the Issuer issued to the VPC Onshore Fund a Senior Secured Convertible Note, in the original principal amount of $7,021,305.82 (in the form of the original Convertible Note) in partial replacement of the Replacement VPC Note (the “Second Replacement VPC Note”) and the Issuer issued to the VPC Offshore Fund a Senior Secured Convertible Note, in the original principal amount of $6,750,000.00 (in the form of the original Convertible Note) in partial replacement of the Replacement VPC Note (the “Initial VPC Offshore Note”).

As disclosed in Amendment No. 4, (i) on March 17, 2012, pursuant to the terms of the original Convertible Note, an aggregate of $3,697,735 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Second Replacement Credit Opportunities Note, an aggregate of $1,070,749 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Second Replacement VPC Note, and an aggregate of $1,029,375 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Initial VPC Offshore Note; (ii) a stock option to purchase 75,000 shares of Common Stock (the “2011 Option”) granted to Mr. Levy by the Issuer on May 1, 2011 became exercisable on May 1, 2012; and (iii) a stock option to purchase 75,000 shares of Common Stock (the “2012 Option”) granted to Mr. Levy by the Issuer on May 1, 2012 became exercisable on May 1, 2013.

As disclosed in Amendment No. 5, effective as of July 16, 2012, pursuant to Redemption Agreements (the “Redemption Agreements”) entered into by the Credit Opportunities Fund with the Delaware Fund and the Cayman Fund, all of the investments of the Credit Opportunities Fund, including the Second Replacement Credit Opportunities Note and all 9,147,464 shares of Common Stock of the Issuer held by the Credit Opportunities Fund, were distributed to its shareholders the Delaware Fund and the Cayman Fund on a pro rata basis based on the respective ownership percentages of the shares of Credit Opportunities Fund owned by such shareholders as of July 16, 2012, in exchange for all of the shares of the Credit Opportunities Fund owned by the Delaware Fund and the Cayman Fund, respectively (the “Securities Distribution”). The estimated portions of the shares of Common Stock of the Issuer and the Second Replacement Credit Opportunities Note distributed pursuant to the Redemption Agreements (the “Estimated Allocation”) were disclosed in Amendment No. 5. Immediately following the Securities Distribution, as of July 16, 2012, the Credit Opportunities Fund did not beneficially own any securities of the Issuer.

The Estimated Allocation was adjusted as of August 13, 2012, based on the final calculation of the ownership percentages of the shares of the Credit Opportunities Fund owned by the Delaware Fund and the Cayman Fund as of July 16, 2012, which final calculation was determined based on the net asset values of the Credit Opportunities Fund, the Delaware Fund and the Cayman Fund as of July 16, 2012. The final, adjusted portions of the shares of Common Stock of the Issuer and the Second Replacement Credit Opportunities Note distributed pursuant to the Redemption Agreements were as follows: (x) to the Delaware Fund, 4,856,750 shares of Common Stock of the Issuer and $14,837,199.37 in principal amount (plus $754,224.29 in payment-in-kind interest accrued thereon through July 16, 2012) of the Second Replacement Credit Opportunities Note held by the Credit Opportunities Fund (the “Initial Delaware Fund Note”), and (y) to the Cayman Fund, the remaining 4,290,714 shares of Common Stock of the Issuer and the remaining $13,107,980.03 in principal amount (plus $666,322.31 in payment-in-kind interest accrued thereon through July 16, 2012) of the Second Replacement Credit Opportunities Note held by the Credit Opportunities Fund (the “Initial Cayman Fund Note”).

As disclosed in Amendment No. 6, effective as of September 21, 2012, the Delaware Fund, the Cayman Fund, the VPC Onshore Fund and the VPC Offshore Fund (collectively, the “Funds”), Victory Park Management, LLC, as administrative and collateral agent for the Funds (the “Agent”), and the Issuer entered into a Forbearance Agreement and First Amendment (the “First Amendment”) to the Amended and Restated Financing Agreement, dated as of March 16, 2010, by and among the Agent and the lenders party thereto (the “Amended and Restated Financing Agreement”). Pursuant to the terms of the First Amendment, (i) on September 21, 2012, the Issuer issued and sold to the VPC Onshore Fund a Senior Secured Convertible Note in the aggregate principal amount of $4,000,000 (the “First Amendment VPC Onshore Fund Note”), with a conversion price of $0.05 per share, for a purchase price of $4,000,000, and (ii) on September 24, 2012, the Initial Delaware Fund Note, the Initial Cayman Fund Note, the Second Replacement VPC Note and the Initial VPC Offshore Note, which each had a conversion price of $0.70 per share (subject to adjustment as set forth therein), were each reissued by the Issuer to the applicable Fund with a conversion price of $0.15 per share (subject to adjustment as set forth therein) (the Initial Delaware Fund Note, as so reissued, the “Reissued Delaware Fund Note”; the Initial Cayman Fund Note, as so reissued, the “Reissued Cayman Fund Note”; the Second Replacement VPC Note, as so reissued, the “Reissued VPC Onshore Fund Note”; and the Initial VPC Offshore Note, as so reissued, the “Reissued VPC Offshore Fund Note” and, together with the Reissued Delaware Fund Note, the Reissued Cayman Fund Note and the Reissued VPC Onshore Fund Note, the “Reissued Notes” and, together with the First Amendment VPC Onshore Fund Note, the “Existing Convertible Notes”). Pursuant to the Security Documents (as defined in the Amended and Restated Financing Agreement), the Existing Convertible Notes are secured by a first priority lien on all current and future assets of the Issuer.

As disclosed in Amendment No. 7, on December 19, 2012, Jacob Capital transferred and assigned to RNL VPC all of the outstanding equity interests held by it in each of GP I and GP II (the “GP Interest Transfer”). As a result of the GP Interest Transfer, RNL VPC became the sole manager of each of GP I and GP II. Richard Levy owns all of the voting interests in RNL VPC. As of the date of the GP Interest Transfer, Richard Levy also owned all of the non-voting interests in RNL VPC. On December 28, 2012, Richard Levy made a gift of approximately 22% of the outstanding non-voting interests in RNL VPC to a trust established for the benefit of his minor child.

On April 8, 2013 the Funds, the Agent and the Issuer entered into a Second Amendment to the Amended and Restated Financing Agreement (the “Second Amendment”). Pursuant to the terms of the Second Amendment, on April 8, 2013, the Issuer issued and sold to the VPC Onshore Fund a Senior Secured Convertible Note in the aggregate principal amount of $750,000 (the “Second Amendment Note” and, together with the Existing Convertible Notes and the Re-Loan Note (as defined below), the “Convertible Notes”), with a conversion price of $0.09 per share (subject to adjustment as set forth therein) for a purchase price of $750,000. The Issuer received a net amount of $700,000 from the VPC Onshore Fund after the Issuer deposited $50,000 with the Agent, which amount will be used to reimburse the Funds and the Agent for fees, costs and expenses incurred by the Funds and the Agent in connection with the Second Amendment and all transactions contemplated thereby. Pursuant to the Security Documents, the Second Amendment Note is secured by a first priority lien on all current and future assets of the Issuer. The maturity date of the Second Amendment Note is the earlier of (i) June 7, 2013 and (ii) such earlier date as the unpaid principal balance of the Second Amendment Note becomes due and payable pursuant to the terms of the Second Amendment Note. The Issuer took such steps as were necessary to cause the transactions contemplated by the Second Amendment, including the deemed issuance of the shares of Common Stock issuable to the VPC Onshore Fund upon conversion of the Second Amendment Note, to be exempt from Section 16(b) of the Act, pursuant to Rule 16b-3 thereunder.

On April 16, 2013, as a result one or more events of default occurring and continuing under the Amended and Restated Financing Agreement, the Agent, pursuant to the terms of the Amended and Restated Financing Agreement, the Security Documents and Section 5/9-610 of the Illinois Uniform Commercial Code, for the benefit of the Funds, held a public auction (the “Article 9 Auction”) for the sale of all of the personal property and assets (the “Biotechnology Assets”) pledged as collateral under the Amended and Restated Financing Agreement that related to the Issuer’s biotechnology business (the “Biotechnology Business”). At the Article 9 Auction, the Funds made a credit bid in an aggregate amount of $15 million outstanding under the Reissued Notes and were deemed to be the highest bidder for the Biotechnology Assets.

As disclosed in Amendment No. 8, on April 25, 2013, the Biotechnology Assets were transferred to the Funds in consideration of the satisfaction and discharge of an aggregate of $15 million outstanding under the Reissued Notes (the “Article 9 Sale”) consisting of the discharge of (i) $1,930,175 of principal and $2,688,006 of accrued but unpaid interest outstanding under the Reissued Delaware Fund Note, (ii) $1,705,221 of principal and $2,374,729 of accrued but unpaid interest outstanding under the Reissued Cayman Fund Note, (iii) $2,414,474 of principal and $1,466,011 of accrued but unpaid interest outstanding under the Reissued VPC Onshore Fund Note, and (iv) $1,012,021 of principal and $1,409,363 of accrued but unpaid interest outstanding under the Reissued VPC Offshore Fund Note.

The Issuer took such steps as were necessary to cause the transactions contemplated by the Article 9 Sale, including any deemed disposition of the shares of Common Stock issuable to the Funds upon conversion of the portion of the Reissued Notes that were satisfied and discharged in consideration of the Biotechnology Assets, to be exempt from Section 16(b) of the Act, pursuant to Rule 16b-3 thereunder.

Immediately following the Article 9 Sale, an aggregate of $36,754,718.50 remained outstanding under the Reissued Notes, consisting of (i) $12,907,024.14 of principal outstanding under the Reissued Delaware Fund Note, (ii) $11,402,759.42 of principal outstanding under the Reissued Cayman Fund Note, (iii) $5,677,580.91 of principal outstanding under the Reissued VPC Onshore Fund Note and (iv) $6,767,354.04 of principal outstanding under the Reissued VPC Offshore Fund Note. Pursuant to the Security Documents, the Convertible Notes are secured by a first priority lien on all assets of the Issuer that were not sold pursuant to the Article 9 Sale and all future assets of the Issuer.

Following the consummation of the Article 9 Sale, the Funds contributed the Biotechnology Assets to Enteris BioPharma, Inc., an affiliate of the Funds.

On May 1, 2013, the Issuer granted to Mr. Levy a stock option to purchase 75,000 shares of Common Stock (the “2013 Option” and, together with the 2010 Option, the 2011 Option and the 2012 Option, the “Options”). The exercise price of the 2013 Option is $0.0354 per share of Common Stock. The 2013 Option will become exercisable on May 1, 2014 and will expire on April 30, 2023.

On May 14, 2013, the Issuer used the proceeds from the sale of its interest in Nu-Co Development GmbH to prepay an aggregate of $1,000,000 outstanding under the Existing Notes. Immediately following the prepayment, VPC Onshore Fund re-loaned $500,000 of such proceeds (the “Re-Loan”) to the Issuer in exchange for a senior secured convertible note in the aggregate principal amount of $500,000 (the “Re-Loan Note”) with a conversion price of $0.09 per share (subject to adjustment as set forth therein). Pursuant to the Security Documents, the Re-Loan Note is secured by a first priority lien on all current and future assets of the Issuer. The maturity date of the Re-Loan Note is the earlier of (i) June 7, 2013 and (ii) such earlier date as the unpaid principal balance of the Re-Loan Note becomes due and payable pursuant to the terms of the Re-Loan Note.

Immediately following the Re-Loan, an aggregate of $36,103,888.33 remained outstanding under the Reissued Notes, consisting of (i) $12,678,474.42 of principal outstanding under the Reissued Delaware Fund Note, (ii) $11,200,846.30 of principal outstanding under the Reissued Cayman Fund Note, (iii) $5,577,045.76 of principal outstanding under the Reissued VPC Onshore Fund Note and (iv) $6,647,521.85 of principal outstanding under the Reissued VPC Offshore Fund Note.

The remaining $500,000 of the proceeds will be re-loaned to the Issuer following the execution and delivery of an agreement among the Issuer, the Agent, the Jaynjean Levy Family Limited Partnership and Jean Levy (collectively, the “Levys”) regarding certain indebtedness of the Issuer held by the Levys, which agreement shall be in form and substance acceptable to the Agent in its sole discretion. The obligation of the Funds to reloan such proceeds to the Issuer is conditioned upon the absence of any event of default under the Amended and Restated Financing Agreement (other than those events of default forebeared upon pursuant to the First Amendment and those Events of Default in existence on May 10, 2013 for which the Issuer has provided notice to the Agent or for which the Agent otherwise had actual knowledge).

On May 22, 2012, the Agent notified the Issuer that certain events of default had occurred and are continuing under the Amended and Restated Financing Agreement. As a result of such events of default occurring and continuing, the Agent, pursuant to the terms of the Amended and Restated Financing Agreement, the Security Documents and Section 5/9-610 of the Illinois Uniform Commercial Code, for the benefit of the Funds, will sell all of the personal property and assets pledged as collateral under the Amended and Restated Financing Agreement (the “Second Article 9 Transaction”). Such assets will be sold pursuant to public auction to be held at the offices of Katten Muchin Rosenman LLP, 525 West Monroe Street, Chicago, Illinois 60661 on June 4, 2013 at 11:00 a.m. Central time.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a), (f) This Schedule 13D is filed by: (i) Victory Park Credit Opportunities, L.P., a Delaware limited partnership (the “Delaware Fund”); (ii) Victory Park Credit Opportunities Intermediate Fund, L.P., a Cayman Islands exempted limited partnership (the “Cayman Fund”); (iii) VPC Fund II, L.P., a Delaware limited partnership (the “VPC Onshore Fund”); (iv) VPC Intermediate Fund II (Cayman), L.P., a Cayman Islands exempted limited partnership (the “VPC Offshore Fund”); (v) Victory Park GP, LLC, a Delaware limited liability company (“GP I”); (vi) Victory Park GP II, LLC, a Delaware limited liability company (“GP II”); (vii) Victory Park Capital Advisors, LLC, a Delaware limited liability company (“Capital Advisors”); (viii) Jacob Capital, L.L.C., an Illinois limited liability company (“Jacob Capital”); (ix) RNL VPC, LLC, a Delaware limited liability company (“RNL VPC”); and (x) Richard Levy, a citizen of the United States of America (collectively, the “Reporting Persons”). The Delaware Fund, the Cayman Fund, the VPC Onshore Fund and the VPC Offshore Fund are collectively referred to herein as the “Funds.”

(b) The business address of each of the Reporting Persons, other than the Cayman Fund and the VPC Offshore Fund, is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for the Cayman Fund and the VPC Offshore Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9005 Cayman Islands.

(c) The principal business of each of the Funds is the investment in securities. The principal business of GP I is serving as the general partner of each of the Delaware Fund and the Cayman Fund. The principal business of GP II is serving as the general partner of each of the VPC Onshore Fund and the VPC Offshore Fund. The principal business of RNL VPC is serving as the manager of each of GP I and GP II. The principal business of Capital Advisors is serving as investment manager for each of the Funds. The principal business of Jacob Capital is serving as the manager of Capital Advisors. The principal occupation of Richard Levy is serving as the sole member of Jacob Capital and the manager of RNL VPC.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to replace the first sentence thereof with the following:

As of the date hereof, (a) the Delaware Fund is the direct beneficial owner of 4,856,750 shares of Common Stock and 44,451,198 shares of Common Stock issuable to the Delaware Fund upon conversion of the Reissued Delaware Fund Note prior to the filing of the Charter Amendment (as defined below), (b) the Cayman Fund is the direct beneficial owner of 4,290,714 shares of Common Stock and 39,270,580 shares of Common Stock issuable to the Cayman Fund upon conversion of the Reissued Cayman Fund Note prior to the filing of the Charter Amendment, (c) the VPC Onshore Fund is the direct beneficial owner of 47,671,920 shares of Common Stock issuable to the VPC Onshore Fund upon conversion of the Reissued VPC Onshore Fund Note, the First Amendment VPC Onshore Fund Note, the Second Amendment Note and the Re-Loan Note, in each case prior to the filing of the Charter Amendment, (d) the VPC Offshore Fund is the direct beneficial owner of 23,306,456 shares of Common Stock issuable to the VPC Offshore Fund upon conversion of the Reissued VPC Offshore Fund Note prior to the filing of the Charter Amendment, and (e) Mr. Levy is the direct beneficial owner of an aggregate of 225,000 shares of Common Stock (the “Option Shares”) issuable to Mr. Levy upon exercise of the Options. The Shares set forth in the foregoing sentence, as set forth on the cover pages hereto, are referred to collectively in this Schedule 13D as the “Subject Shares.” As of the date of the Second Amendment (as defined below), the Issuer lacked sufficient authorized shares of Common Stock to deliver all of the shares of Common Stock issuable to the holders of the Convertible Notes (as defined below) upon conversion of the Convertible Notes (the “Conversion Shares”). Pursuant to the terms and subject to the conditions set forth in the First Amendment, the Issuer is required to seek stockholder approval to amend its certificate of incorporation to increase the number of authorized shares to at least 650,000,000 shares (the “Charter Amendment”), and, pursuant to the terms of each of the Existing Convertible Notes, prior to the filing of the Charter Amendment, the Issuer is not obligated to, nor shall, issue any shares of Common Stock upon conversion of such Existing Convertible Note in excess of the number of shares of Common Stock that is required to be reserved for conversions of the Existing Convertible Notes and allocated to the holder of such Convertible Note in accordance with the Amended and Restated Financing Agreement, as amended by the First Amendment and the Second Amendment (less any shares of Common Stock previously issued to such holder upon conversions of the Convertible Notes). The numbers of shares set forth above issuable to the Funds upon conversion of the Convertible Notes reflects such restriction. Pursuant to the terms of the Second Amendment, the Issuer is required to reserve and keep available, solely for any conversions of the Second Amendment Note, the number of shares of Common Stock issuable upon conversion of the Second Amendment Note. If the Charter Amendment had been filed as of the date hereof, (w) an aggregate of 84,861,255 shares of Common Stock would be issuable to the Delaware Fund as of the date hereof upon conversion of the Reissued Delaware Fund Note, (x) an aggregate of 74,970,998 shares of Common Stock would be issuable to the Cayman Fund as of the date hereof upon conversion of the Reissued Cayman Fund Note, (y) an aggregate of 140,730,137 shares of Common Stock would be issuable to the VPC Onshore Fund as of the date hereof upon conversion of the Reissued VPC Onshore Fund Note, the First Amendment VPC Onshore Fund Note, the Second Amendment Note and the Re-Loan Note, and (z) an aggregate of 44,494,080 shares of Common Stock would be issuable to the VPC Offshore Fund as of the date hereof upon conversion of the Reissued VPC Offshore Fund Note.

Item 3 is also hereby amended to add the following:

On May 14, 2013, the Issuer used the proceeds from the sale of its interest in Nu-Co Development GmbH to prepay an aggregate of $1,000,000 outstanding under the Existing Notes. Immediately following the prepayment, VPC Onshore Fund re-loaned $500,000 of such proceeds to the Issuer in exchange for a senior secured convertible note in the aggregate principal amount of $500,000 with a conversion price of $0.09 per share (subject to adjustment as set forth therein). Pursuant to the Security Documents, the Re-Loan Note is secured by a first priority lien on all current and future assets of the Issuer. The maturity date of the Re-Loan Note is the earlier of (i) June 7, 2013 and (ii) such earlier date as the unpaid principal balance of the Re-Loan Note becomes due and payable pursuant to the terms of the Re-Loan Note.

Immediately following the Re-Loan, an aggregate of $36,103,888.33 remained outstanding under the Reissued Notes, consisting of (i) $12,678,474.42 of principal outstanding under the Reissued Delaware Fund Note, (ii) $11,200,846.30 of principal outstanding under the Reissued Cayman Fund Note, (iii) $5,577,045.76 of principal outstanding under the Reissued VPC Onshore Fund Note and (iv) $6,647,521.85 of principal outstanding under the Reissued VPC Offshore Fund Note.

The remaining $500,000 of the proceeds will be re-loaned to the Issuer following the execution and delivery of an agreement among the Issuer, the Agent and the Levys regarding certain indebtedness of the Issuer held by the Levys, which agreement shall be in form and substance acceptable to the Agent in its sole discretion. The obligation of the Funds to reloan such proceeds to the Issuer is conditioned upon the absence of any event of default under the Amended and Restated Financing Agreement (other than those events of default forebeared upon pursuant to the First Amendment and those Events of Default in existence on May 10, 2013 for which the Issuer has provided notice to the Agent or for which the Agent otherwise had actual knowledge).

On May 22, 2012, the Agent notified the Issuer that certain events of default had occurred and are continuing under the Amended and Restated Financing Agreement. As a result of such events of default occurring and continuing, the Agent, pursuant to the terms of the Amended and Restated Financing Agreement, the Security Documents and Section 5/9-610 of the Illinois Uniform Commercial Code, for the benefit of the Funds, will sell all of the personal property and assets pledged as collateral under the Amended and Restated Financing Agreement. Such assets will be sold pursuant to public auction to be held at the offices of Katten Muchin Rosenman LLP, 525 West Monroe Street, Chicago, Illinois 60661 on June 4, 2013 at 11:00 a.m. Central time.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

The information set forth in Item 6 is incorporated herein by reference.

The transactions contemplated by the Second Article 9 Transaction will result in certain actions specified in Items 4(a) through (j) of Schedule 13D, including an extraordinary corporate transaction involving the Issuer, a transfer of a material amount of the assets of the Issuer, a material change in the present capitalization of the Issuer and a change in the Issuer’s charter, and may result in the acquisition of additional shares of Common Stock by the Reporting Persons. The Reporting Persons may review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase or decrease their respective ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. In addition, the Agent and the Funds reserve the right to pursue and exercise any or all remedies available to them under the Amended and Restated Financing Agreement, the Security Documents or applicable law as the senior creditors of the Issuer and in respect of the assets of the Issuer. Except as otherwise provided herein, the Reporting Persons currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a), (b) According to the Issuer’s Annual Report on Form 10-Q for the fiscal quarter ended March 31, 2013, as filed with the Securities and Exchange Commission on May 14, 2013, 95,978,952 shares of the Common Stock of the Issuer were outstanding as of April 30, 2013. Based on the foregoing, the Subject Shares, in the aggregate, represented approximately 65.4% of the Common Stock of the Issuer outstanding as of such date, calculated by dividing (i) all of the Subject Shares by (ii) the sum of (A) 95,978,952 shares of the Common Stock of the Issuer outstanding as of April 30, 2013, as set forth in the Issuer’s Annual Report on Form 10-Q for the fiscal quarter ended March 31, 2013, (B) an aggregate of 154,700,154 shares of the Common Stock of the Issuer issuable upon conversion of the outstanding Convertible Notes prior to the filing of the Charter Amendment and (C) 225,000 Option Shares. For each Reporting Person, the percentage of the outstanding Common Stock of the Issuer represented by the shares of Common Stock of the Issuer beneficially owned by such Reporting Person is calculated by dividing (x) the number of Subject Shares directly or indirectly beneficially owned by such Reporting Person by (y) the sum of (I) the number of shares of Common Stock of the Issuer outstanding as set forth in the immediately preceding sentence and (II) the number of shares of Common Stock of the Issuer issuable upon conversion of the outstanding Convertible Notes prior to the filing of the Charter Amendment and/or exercise of the Options directly or indirectly beneficially owned by such Reporting Person.

The Convertible Notes provide for interest to be paid in kind at the Current Rate. In addition, since there is a continuing event of default under the Amended and Restated Financing Agreement, the Convertible Notes currently bear interest at a rate equal to the Current Rate plus 3%. Accordingly, the number of shares of Common Stock into which the Convertible Notes are convertible may increase and, accordingly, the shares of Common Stock beneficially owned by each of the Reporting Persons in respect of the Convertible Notes may increase over time (subject to the filing of the Charter Amendment, as described herein).

As of the date hereof, (a) the Delaware Fund is the direct beneficial owner of 4,856,750 shares of Common Stock and 44,451,198 shares of Common Stock issuable to the Delaware Fund upon conversion of the Reissued Delaware Fund Note prior to the filing of the Charter Amendment, (b) the Cayman Fund is the direct beneficial owner of 4,290,714 shares of Common Stock and 39,270,580 shares of Common Stock issuable to the Cayman Fund upon conversion of the Reissued Cayman Fund Note prior to the filing of the Charter Amendment, (c) the VPC Onshore Fund is the direct beneficial owner of 47,671,920 shares of Common Stock issuable to the VPC Onshore Fund upon conversion of the Reissued VPC Onshore Fund Note, the First Amendment VPC Onshore Fund Note, the Second Amendment Note and the Re-Loan Note, in each case prior to the filing of the Charter Amendment, (d) the VPC Offshore Fund is the direct beneficial owner of 23,306,456 shares of Common Stock issuable to the VPC Offshore Fund upon conversion of the Reissued VPC Offshore Fund Note prior to the filing of the Charter Amendment, and (e) Mr. Levy is the direct beneficial owner of 225,000 shares of Common Stock issuable to Mr. Levy upon exercise of the Options. GP I, as the general partner of each of the Delaware Fund and the Cayman Fund, may each be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares beneficially owned directly by the Delaware Fund and the Subject Shares beneficially owned directly by the Cayman Fund as of the date hereof. GP II, as the general partner of each of the VPC Onshore Fund and the VPC Offshore Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares beneficially owned directly by the VPC Onshore Fund and the Subject Shares beneficially owned directly by the VPC Offshore Fund as of the date hereof. As the investment manager of each of the Funds, Capital Advisors may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (excluding the Option Shares). As the sole manager of each of GP I and GP II, RNL VPC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (excluding the Option Shares). As the sole manager of Capital Advisors, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (excluding the Option Shares). By virtue of Richard Levy’s positions as sole member of Jacob Capital and the sole manager of RNL VPC, Mr. Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (excluding the Option Shares).

See Item 3 above for a discussion of additional shares of Common Stock issuable to the Funds upon conversion of the Convertible Notes following the filing of the Charter Amendment.

Richard Levy intends to enter into agreements with one or more of the Funds whereby Mr. Levy will hold the Options for the economic benefit of one or more of the Funds.

(c) Except for the transactions described in Item 6, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On May 14, 2013, the Issuer used the proceeds from the sale of its interest in Nu-Co Development GmbH to prepay an aggregate of $1,000,000 outstanding under the Existing Notes. Immediately following the prepayment, VPC Onshore Fund re-loaned $500,000 of such proceeds to the Issuer in exchange for the Re-Loan Note. Pursuant to the Security Documents, the Re-Loan Note is secured by a first priority lien on all current and future assets of the Issuer. The maturity date of the Re-Loan Note is the earlier of (i) June 7, 2013 and (ii) such earlier date as the unpaid principal balance of the Re-Loan Note becomes due and payable pursuant to the terms of the Re-Loan Note.

Immediately following the Re-Loan, an aggregate of $36,103,888.33 remained outstanding under the Reissued Notes, consisting of (i) $12,678,474.42 of principal outstanding under the Reissued Delaware Fund Note, (ii) $11,200,846.30 of principal outstanding under the Reissued Cayman Fund Note, (iii) $5,577,045.76 of principal outstanding under the Reissued VPC Onshore Fund Note and (iv) $6,647,521.85 of principal outstanding under the Reissued VPC Offshore Fund Note.

The remaining $500,000 of the proceeds will be re-loaned to the Issuer following the execution and delivery of an agreement among the Issuer, the Agent and the Levys regarding certain indebtedness of the Issuer held by the Levys, which agreement shall be in form and substance acceptable to the Agent in its sole discretion. The obligation of the Funds to reloan such proceeds to the Issuer is conditioned upon the absence of any Event of Default (other than those Events of Default forebeared upon pursuant to the First Amendment and those Events of Default in existence on May 10, 2013 for which the Issuer has provided notice to the Agent or for which the Agent otherwise had actual knowledge).

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit 1	Senior Secured Convertible Note, issued by Unigene Laboratories Inc. as of May 14, 2013 in favor of VPC Fund II, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed May 20, 2013, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2013

VICTORY PARK CREDIT OPPORTUNITIES, L.P.

By:	Victory Park GP, LLC, its general partner

By:	RNL VPC, LLC, its manager

By:	/s/ Richard Levy
Name:	Richard Levy
Its:	Manager

VICTORY PARK CREDIT OPPORTUNITIES INTERMEDIATE FUND, L.P.

By:	Victory Park GP, LLC, its general partner

By:	RNL VPC, LLC, its manager

By:	/s/ Richard Levy
Name:	Richard Levy
Its:	Manager

VPC FUND II, L.P.

By:	Victory Park GP II, LLC, its general partner

By:	RNL VPC, LLC, its manager

By:	/s/ Richard Levy
Name:	Richard Levy
Its:	Manager

VPC INTERMEDIATE FUND II (CAYMAN), L.P.

By:	Victory Park GP II, LLC, its general partner

By:	RNL VPC, LLC, its manager

By:	/s/ Richard Levy
Name:	Richard Levy
Its:	Manager

VICTORY PARK GP, LLC

By:	RNL VPC, LLC, its manager

By:	/s/ Richard Levy
Name:	Richard Levy
Its:	Manager

VICTORY PARK GP II, LLC

By:	RNL VPC, LLC, its manager

By:	/s/ Richard Levy
Name:	Richard Levy
Its:	Manager

VICTORY PARK CAPITAL ADVISORS, LLC

By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy
Name:	Richard Levy
Its:	Sole Member

RNL VPC, LLC

By:	/s/ Richard Levy
Name:	Richard Levy
Its:	Manager

JACOB CAPITAL, L.L.C.

By:	/s/ Richard Levy
Name:	Richard Levy
Title:	Sole Member

RICHARD LEVY

/s/ Richard Levy
Richard Levy